Exhibit 4.3

DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
Knife River Corporation (“we,” “our,” or “us”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common stock, par value $0.01 per share.
DESCRIPTION OF CAPITAL STOCK
General
The following description of Knife River Corporation capital stock is intended as a summary only. This description is based upon, and is qualified by reference to, our Amended and Restated Certificate of Incorporation, as amended and/or restated to date (our “certificate of incorporation”), our Amended and Restated Bylaws, as amended and/or restated to date (our “bylaws”), and applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”). This summary is not complete. You should read our certificate of incorporation and our bylaws, which are incorporated by reference as exhibits to this Annual Report on Form 10-K, for the provisions that are important to you.
Authorized and Outstanding Capital Stock
Knife River Corporation’s authorized capital stock consists of 300 million shares of common stock, par value $0.01 per share, and 10 million shares of preferred stock, par value $0.01 per share, all of which shares of preferred stock are undesignated.
Common Stock
Each holder of shares of Knife River Corporation common stock is entitled to one vote for each share on all matters to be voted upon by the common stockholders, and there are no cumulative voting rights. Subject to any preferential rights of any outstanding preferred stock, holders of shares of Knife River Corporation common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by its board of directors out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of Knife River Corporation, holders of its common stock will be entitled to a ratable distribution of its assets remaining after the payment in full of liabilities and any preferential rights of any then-outstanding preferred stock.
Holders of Knife River Corporation common stock do not have preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of Knife River Corporation common stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of Knife River Corporation common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that it may designate and issue in the future.
Preferred Stock
Under the terms of Knife River Corporation’s certificate of incorporation, its board of directors is authorized, subject to limitations prescribed by the DGCL, and by its certificate of incorporation, to issue up to 10 million shares of preferred stock in one or more series without further action by the holders of its common stock. Knife River Corporation’s board of directors has the discretion, subject to the limitations proscribed by the DGCL and by its certificate of incorporation, to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

Corporate Governance
Single Class Capital Structure. Knife River Corporation has a single class share capital structure with all stockholders entitled to vote for director nominees and each holder of common stock entitled to one vote per share.
Director Elections. Knife River Corporation’s board of directors is divided into three classes, with Class I composed of two directors, Class II composed of two directors and Class III composed of two directors. The directors designated as Class I directors have terms expiring at Knife River Corporation’s first annual meeting of stockholders in 2024, and will be up for re-election at that meeting for a three-year term to expire at the 2027 annual meeting of stockholders. The directors designated as Class II directors have terms expiring at the 2025 annual meeting of stockholders and will be up for re-election at that meeting for a two-year term to expire at the 2027 annual meeting of stockholders. The directors designated as Class III directors have terms expiring at the 2026 annual meeting of stockholders and will be up for re-election at that meeting for a one-year term to expire at the 2027 annual meeting of stockholders. Commencing with the 2027 annual meeting of stockholders, directors will be elected annually and for a term of office to expire at the next annual meeting of stockholders, and Knife River Corporation’s board of directors will thereafter no longer be divided into classes. Consequently, by 2027, all of Knife River Corporation’s directors will stand for election each year for one year terms, and Knife River Corporation’s board will therefore no longer be divided into three classes.
At any meeting of stockholders for the election of directors at which a quorum is present, the election will be determined by a majority of the votes cast by the stockholders entitled to vote in the election, with directors not receiving a majority of the votes cast required to tender their resignations for consideration by the board, except that in the case of a contested election, the election will be determined by a plurality of the votes cast by the stockholders entitled to vote in the election. Before the board of directors is declassified, it would take at least two elections of directors for any individual or group to gain control of Knife River Corporation’s board of directors. Accordingly, while the classified board of directors is in effect, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of Knife River Corporation.
Special Stockholder Meetings. Knife River Corporation’s certificate of incorporation provides that the chair of the board of directors, the lead independent director (if one has been appointed), or the board of directors pursuant to a resolution adopted by a majority of the entire board of directors may call special meetings of Knife River Corporation’s stockholders. Stockholders may not call special meetings of stockholders.
Majority Vote for Mergers and Other Business Combinations. Mergers and other business combinations involving Knife River Corporation will generally be required to be approved by a majority vote where such stockholder approval is required.
Anti-Takeover Effects of Various Provisions of Delaware Law and Knife River Corporation Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws
Provisions of the DGCL and Knife River Corporation’s certificate of incorporation and bylaws could make it more difficult to acquire Knife River Corporation by means of a tender offer, a proxy contest, merger or otherwise, or to remove incumbent officers and directors. These provisions, summarized below and in “Corporate Governance—Special Stockholder Meetings” above, may discourage certain types of coercive takeover practices and takeover bids that the Knife River Corporation board of directors may consider inadequate and to encourage persons seeking to acquire control of Knife River Corporation to first negotiate with its board of directors. Knife River Corporation believes that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute. Knife River Corporation is subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15 percent or more of a corporation’s voting stock. The existence of this provision is expected to have an anti-takeover effect with respect to transactions not approved in advance by Knife River Corporation’s board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by Knife River Corporation stockholders.
Size of Board and Vacancies. Knife River Corporation’s certificate of incorporation and bylaws provide that the number of directors on its board of directors is fixed exclusively by its board of directors. Any vacancies created in its board of directors resulting from any increase in the authorized number of directors or the death, resignation, retirement, disqualification, removal from office or other cause may be filled only by a majority of the board of directors then in office, even if less than a quorum is present, or by a sole remaining director. Any director appointed to fill a vacancy on Knife River Corporation’s board of directors will be appointed for a term expiring at the next annual meeting of stockholders, and until his or her successor has been elected and qualified.
Director Removal. Knife River Corporation’s certificate of incorporation and bylaws provide that (i) prior to the board being fully declassified as discussed above, stockholders are permitted to remove a director only for cause, consistent with the DGCL requirements for classified boards; and (ii) after the board has been fully declassified, stockholders may remove Knife River Corporation’s directors with or without cause. Removal requires the affirmative vote of the holders of a majority of Knife River Corporation’s voting stock.
Stockholder Action by Written Consent. Knife River Corporation’s certificate of incorporation expressly eliminates the right of its stockholders to act by written consent. Stockholder action may only take place at an annual or a special meeting of Knife River Corporation stockholders.
Requirements for Advance Notification of Stockholder Nominations and Proposals. Knife River Corporation’s bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of its board of directors or a committee of its board of directors.
No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors, unless the company’s certificate of incorporation provides otherwise. Knife River Corporation’s certificate of incorporation does not provide for cumulative voting.
Undesignated Preferred Stock. The authority that Knife River Corporation’s board of directors possesses to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of Knife River Corporation through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Knife River Corporation’s board of directors may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.
Limitations on Liability, Indemnification of Officers and Directors and Insurance
The DGCL authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of fiduciary duties, and Knife River Corporation’s certificate of incorporation includes such an exculpation provision. Knife River Corporation’s certificate of incorporation and bylaws include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of Knife River Corporation, or for serving at Knife

River Corporation’s request as a director or officer or another position at another corporation or enterprise, as the case may be. Knife River Corporation’s certificate of incorporation and bylaws also provide that it must indemnify and advance reasonable expenses to its directors and officers, subject to its receipt of an undertaking from the indemnified party as may be required under the DGCL. Knife River Corporation’s certificate of incorporation expressly authorizes it to carry directors’ and officers’ insurance to protect Knife River Corporation and its directors, officers and certain employees against some liabilities.
The limitation of liability and indemnification provisions that are in Knife River Corporation’s certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors or officers for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against Knife River Corporation’s directors, even though such an action, if successful, might otherwise benefit Knife River Corporation and its stockholders. However, these provisions do not limit or eliminate Knife River Corporation’s rights, or those of any stockholder, to seek non-monetary relief such as an injunction or rescission in the event of a breach of a duty of care. The provisions do not alter the liability of directors or officers under the federal securities laws. In addition, an investment in shares of Knife River Corporation common stock may be adversely affected to the extent that, in a class action or direct suit, Knife River Corporation pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
Exclusive Forum
Knife River Corporation’s bylaws provide that, unless the board of directors otherwise determines, the Court of Chancery of the State of Delaware or, if the Court of Chancery of the State of Delaware does not have jurisdiction, another state court of the State of Delaware, or, if no state court located in the State of Delaware has jurisdiction, the federal court for the District of Delaware, will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of Knife River Corporation, any action asserting a claim of breach of a fiduciary duty owed by any of Knife River Corporation’s directors or officers to Knife River Corporation or its stockholders, creditors or other constituents, any action asserting a claim against Knife River Corporation or any of its directors or officers arising pursuant to any provision of the DGCL or Knife River Corporation’s certificate of incorporation or bylaws, or any action asserting a claim against Knife River Corporation or any of its directors or officers governed by the internal affairs doctrine.
In addition, Knife River Corporation’s bylaws further provide that, unless the board of directors otherwise determines, the federal district courts of the United States of America shall be the sole and exclusive forum for any action asserting a claim arising under the Securities Act of 1933, as amended (the “Securities Act”). The exclusive forum provision does not apply to actions arising under the Exchange Act or the rules and regulations thereunder. While the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce Knife River Corporation’s federal forum provision described above. Knife River Corporation’s stockholders will not be deemed to have waived compliance with the federal securities laws and the rules and regulations thereunder.
Authorized but Unissued Shares
Knife River Corporation’s authorized but unissued shares of common stock and preferred stock are available for future issuance without approval by Knife River Corporation’s stockholders. Knife River Corporation may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of Knife River Corporation by means of a proxy contest, tender offer, merger or otherwise.

Listing
Knife River Corporation common stock is listed on the New York Stock Exchange and trades under the symbol “KNF.”
Transfer Agent and Registrar
The transfer agent and registrar for shares of Knife River Corporation common stock is Equiniti.